Chapman and Cutler LLP                                    111 West Monroe Street
                                                         Chicago, Illinois 60603


                               February 19, 2019



Sally Samuel
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549


      Re:                           FT 7840
             Senior Loan and Dividend Growers Portfolio, Series 22
                                 (the "Trust")
                      CIK No. 1759294 File No. 333- 228869
--------------------------------------------------------------------------------


Dear Ms. Samuel:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
---------

      1. PLEASE CONSIDER REMOVING "THE IMPORTANCE OF DIVIDENDS" SECTION.

      Response: This section has been deleted from the prospectus.

      2. THE SECOND PARAGRAPH UNDER "EXCHANGE-TRADED FUNDS" REFERS TO "PHYSICAL COMMODITIES." PLEASE TAILOR THIS DISCLOSURE TO THE SPECIFIC TYPES OF SECURITIES THAT THIS TRUST INVESTS IN.

      Response: This paragraph has been deleted from the prospectus. The 80% test in the first paragraph of the "Objectives" section discloses that the specific types of securities the trust invests in.

      3. PLEASE CONSIDER DELETING THE SECOND TO LAST PARAGRAPH UNDER THE "CLOSED-END FUND AND ETF SELECTION" SECTION.

      Response: This paragraph has been deleted from the prospectus.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 835-3721.

                                                   Very truly yours,

                                                   CHAPMAN AND CUTLER LLP


                                                   By  /s/ Daniel J. Fallon
                                                       _________________________
                                                           Daniel J. Fallon